February 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Kristin Lochhead and Michael Fay

Re:	Precision Optics Corporation
Form 10-K for the Fiscal Year Ended June 30, 2023
File No. 001-10647

Dear Ms. Lochhead and Mr. Fay:

Please find below the response of Precision Optics Corporation, Inc. (the “Company,” “we” or “our”) to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated February 14, 2024, in reference to the earlier letter from the Staff dated February 1, 2024, and our subsequent response on February 8, 2024 regarding the above-referenced report. We have restated in italics below your comment, followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2023

1.	COMMENT - We reference your response to prior comment 2 that you incorrectly disclosed that your internal control over financial reporting and disclosure controls and procedures were not effective as of June 30, 2023. Please amend your Form 10-K to include revised conclusions, as required by Items 307 and 308 of Regulation S-K. You may file an abbreviated amendment with only Item 9A. Please also include new Section 302 certifications and consider how this error in your disclosure impacts your future assessments of disclosure controls and procedures and internal control over financial reporting.

Response:

We have prepared an Amendment No. 1 to the Form 10-K with the revised conclusion and new Section 302 certifications. The Amendment was filed on February 28, 2024. We have evaluated the cause of the error and our disclosure controls and determined that our internal controls and procedures over financial reporting are adequate, and that the failure to notice the carryover of language from the prior year filing was an isolated error that does not undermine our confidence in the quality of our internal controls and procedures generally.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (978) 630-1800 x161.

Yours Truly,

/s/ Wayne Coll

Wayne Coll

Chief Financial Officer